1933 ACT FILE NO. 333-68731
                                                    1940 ACT FILE NO. 811-09149

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2

                             REGISTRATION STATEMENT

                      UNDER THE SECURITIES ACT OF 1933                     /X/



                        PRE-EFFECTIVE AMENDMENT NO.                        / /



                       POST-EFFECTIVE AMENDMENT NO. 1                      /X/

                                   AND/OR
                      REGISTRATION STATEMENT UNDER THE

                       INVESTMENT COMPANY ACT OF 1940                      /X/



                              AMENDMENT NO. 2                               /X/

                        (CHECK APPROPRIATE BOX OR BOXES)

                     Eaton Vance Ohio Municipal Income Trust
                     ---------------------------------------
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 24 Federal Street, Boston, Massachusetts 02110
                 ----------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (617) 482-8260
                                --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 ALAN R. DYNNER
                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                 ----------------------------------------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                  -------------
                                    COPY TO:

     MARK P. GOSHKO, ESQ.                   THOMAS A. HALE, ESQ.
     KIRKPATRICK & LOCKHART LLP             SKADDEN, ARPS, SLATE, MEAGHER
     ONE INTERNATIONAL PLACE                  & FLOM LLP (ILLINOIS)
     BOSTON, MASSACHUSETTS 02110            333 WACKER DRIVE
                                            CHICAGO, ILLINOIS 60606


    Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

/X/    This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement for the same offering is 333-68731.

    If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. / /

      CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------

                                                            PROPOSED
                                              PROPOSED       MAXIMUM
                                  AMOUNT       MAXIMUM      AGGREGATE    AMOUNT OF
      TITLE OF SECURITIES          BEING      OFFERING       OFFERING    REGISTRATION
       BEING REGISTERED         REGISTERED(2)   PRICE      PRICE(1)(2)   FEE(1)(2)
                                             PER UNIT(1)

------------------------------------------------------------------------------------
Common Shares of Beneficial      2,760,000     $15.00      $41,400,000    $11,509
Interest
------------------------------------------------------------------------------------
*$11,120 has been previously paid.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes 360,000 shares which may be offered by the Underwriters pursuant to an option to cover over-allotments.




                   EATON VANCE OHIO MUNICIPAL INCOME TRUST

                            CROSS REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-2
                          --------------------------

PART A
ITEM NO.          ITEM CAPTION                           PROSPECTUS CAPTION
-------           ------------                           ------------------
 1..............  Outside Front Cover               Front Cover Page
 2..............  Inside Front and Outside          Front and Back Cover Page
                  Back Cover Page
 3..............  Fee Table and Synopsis            Prospectus Summary; Trust
                                                    Expenses
 4..............  Financial Highlights              Not Applicable
 5..............  Plan of Distribution              Front Cover Page; Prospectus
                                                      Summary; Underwriting;
                                                      Dividend Reinvestment Plan
 6..............  Selling Shareholders              Not Applicable
 7..............  Use of Proceeds                   Use of Proceeds; Investment
                                                      Objective, Policies and
                                                      Risks
 8..............  General Description of the        Management of the Trust;
                  Registrant                          Investment Objective,
                                                      Policies and Risks;
                                                      Description of Capital
                                                      Structure
 9..............  Management                        Management of the Trust;
                                                      Shareholder Servicing
                                                      Agent, Custodian and
                                                      Transfer Agent
10..............  Capital Stock, Long-Term Debt,    Distributions and Taxes;
                  and Other Securities                Dividend Reinvestment
                                                      Plan; Description of
                                                      Capital Structure
11..............  Defaults and Arrears on Senior    Not Applicable
                  Securities
12..............  Legal Proceedings                 Not Applicable
13..............  Table of Contents of the            Table of Contents of the
                  Statement of Additional             Statement of Additional
                  Information                         Information

                                                           STATEMENT OF
PART B.                                               ADDITIONAL INFORMATION
ITEM NO.          ITEM CAPTION                               CAPTION
-------           ------------                        -----------------------

14..............  Cover Page                        Cover Page
15..............  Table of Contents                 Table of Contents
16..............  General Information and History   Not Applicable
17..............  Investment Objective and          Additional Investment
                    Policies                          Information and
                                                      Restrictions
18..............  Management                        Trustees and Officers;
                                                      Investment Advisory and
                                                       Other Services
19..............  Control Persons and Principal     Other Information
                  Holders of Securities
20..............  Investment Advisory and Other     Investment Advisory and
                  Other Services                      Services
21..............  Brokerage Allocation and Other    Portfolio Trading
                  Practices
22..............  Tax Status                        Taxes
23..............  Financial Statements              Financial Statements

NOTE: This Registration Statement is being filed by the Eaton Vance Ohio Municipal Income Trust (the "Registrant") pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The Registrant hereby incorporates by reference into this Registration Statement the contents of the Registrant's Registration Statement on Form N-2 and all amendments thereto (File No. 333-68731) declared effective on January 26, 1999 by the Securities and Exchange commission (the "Commission") including each of the documents filed by the Registrant with the Commission therein.

                     EATON VANCE OHIO MUNICIPAL INCOME TRUST

                                     PART C

                               OTHER INFORMATION

                                     NOTICE


A copy of the Agreement and Declaration of Trust of Eaton Vance Ohio Municipal Income Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 27th day of January, 1999.

                                              EATON VANCE OHIO MUNICIPAL
                                                INCOME TRUST

                                              By: Thomas J. Fetter*
                                                  ---------------------------
                                                  Thomas J. Fetter, President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                      TITLE                        DATE
          ---------                      -----                        ----

                                President (Chief Executive
Thomas J. Fetter*               Officer)                        January 27, 1999
---------------------
Thomas J. Fetter
                                Treasurer (Principal
James L. O'Connor*              Financial and Accounting        January 27, 1999
----------------------
James L. O'Connor               Officer)

Jessica M. Bibliowicz*          Trustee                         January 27, 1999
---------------------
Jessica M. Bibliowicz

Donald R. Dwight*               Trustee                         January 27, 1999
---------------------
Donald R. Dwight

James B. Hawkes*                Trustee                         January 27, 1999
---------------------
James B. Hawkes

Samuel L. Hayes, III*           Trustee                         January 27, 1999
----------------------
Samuel L. Hayes, III

Norton H. Reamer*               Trustee                         January 27, 1999
---------------------
Norton H. Reamer

Lynn A. Stout*                  Trustee                         January 27, 1999
---------------------
Lynn A. Stout

Jack L. Treynor*                Trustee                         January 27, 1999
---------------------
Jack L. Treynor

*By:    /s/ Alan S. Dynner
   ------------------------------------
   Alan R. Dynner (AS ATTORNEY-IN-FACT)

6                                  EXHIBIT INDEX

EXHIBITS     DESCRIPTION
--------     -----------


 (l) Opinion and consent of Kirkpatrick & Lockhart LLP as to the Registrant's Common Shares filed herewith.